Exhibit 99.1

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company:

Medicure Inc. (the “Company”)

2 – 1250 Waverley Street

Winnipeg, Manitoba

R3T 6C6

2.	Date of Material Change:

November 17, 2017

3.	News Release:

The Company issued a press release regarding the material change on November 17, 2017, a copy of which is attached hereto.

4.	Summary of Material Change:

On November 17, 2017, the Company announced that it has repaid in full its loans with the Manitoba Development Corporation (“MDC”) and Crown Capital Fund IV, LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”).

The loan from Crown, totalling $60.0 million, of which $30.0 million was syndicated to the Ontario Pension Board, was obtained on November 17, 2016 to facilitate the acquisition of Apicore and bore interest at 9.5% per annum. The loan from MDC was originally obtained in July of 2011, had $1.1 million of principal remaining and bore interest at 5.25% per annum. The funds to repay these loans were obtained from the proceeds of the sale of the Company’s interests in Apicore, which was previously announced on October 3, 2017.

5.	Full Description of Material Change:

See attached Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

James Kinley, Chief Financial Officer

Tel: (204) 487-7412

DATED at Winnipeg, Manitoba this 22nd day of December 2017.

MEDICURE INC.

Per: “James Kinley”

James Kinley, Chief Financial Officer

SCHEDULE “A”

Medicure Announces Repayment of Outstanding Debt

WINNIPEG, CANADA – (November 17, 2017) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, today announced that it has repaid in full its loans with the Manitoba Development Corporation (“MDC”) and Crown Capital Fund IV, LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”).

The loan from Crown, totalling $60.0 million, of which $30.0 million was syndicated to the Ontario Pension Board, was obtained on November 17, 2016 to facilitate the acquisition of Apicore and bore interest at 9.5% per annum. The loan from MDC was originally obtained in July of 2011, had $1.1 million of principal remaining and bore interest at 5.25% per annum. The funds to repay these loans were obtained from the proceeds of the sale of the Company’s interests in Apicore, which was previously announced on October 3, 2017.

“We are thankful for the support that Crown and MDC have provided to Medicure. The repayment of these loans significantly strengthens the Company’s balance sheet which provides a strong base to further the growth of the Company and diversify commercial revenues,” commented Medicure’s President and CEO, Dr. Albert D. Friesen. “Medicure is well positioned to launch Prexxartan® and other products in the first half of 2018.”

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company’s U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

James Kinley

Chief Financial Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the target launch date for Prexxartan® and other new products, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.